Hexion Inc.

180 East Broad Street

Columbus, Ohio 43215

December 13, 2016

VIA EDGAR

Mr. John Cash

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Hexion Inc.

Form 10-K for the Year Ended December 31, 2015

Filed March 14, 2016

Form 8-K

Filed November 14, 2016

File No. 1-71

Dear Mr. Cash:

Hexion Inc. (the “Company”) hereby acknowledges receipt of the comment letter dated December 6, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Form 10-K and Form 8-K.

As discussed on December 12, 2016 between a member of the Staff and David S. Huntington, the Company intends to file its written response to the Comment Letter no later than January 3, 2017. Please contact David S. Huntington at (212) 373-3124 of Paul, Weiss, Rifkind, Wharton & Garrison LLP should you have any questions or comments regarding this letter.

Very truly yours,

/s/ George F. Knight

George F. Knight

Executive Vice President and Chief

Financial Officer

cc:	Douglas A. Johns, Esq., Hexion Inc.

David S. Huntington, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP